January 19, 2006

Timothy J. Percival

Darryl F. Killian

3645 Black Forest Lane

Sparks, Nevada  89434

Attention:

Mr. Percival

Dear Tim,

Re:

Trout Creek Project, Humboldt Co., Nevada

Further to our recent discussions regarding the Trout Creek Project (the “Project”), located in Sections 1, 12, 13, & 14, T39N, R31E, we would like to set forth the terms and conditions which would form the basis of an agreement between Luna Gold (the “Optionee”) and Percival/Killian (the “Optionor”).

It is our intention that if we are able to agree on terms as detailed in this Letter Agreement, then a more formal agreement (the “Formal Agreement”) will be prepared incorporating the terms of this Letter Agreement as well as such other terms as we may agree to, including standard terms which normally form part of a more in-depth exploration & mining option agreement.

The terms which we have discussed in regards to the Project are as follows:

The Optionor will grant the Optionee the right to acquire a 100% undivided interest in the Project (the “Option”), subject to a retained net smelter royalty (the “NSR”) on gold of 2% reserved to the Optionor (the “Royalty”) on the following terms and conditions:

1.

The Option is exercisable over a six (6) year period and , in order to maintain the Option in good standing, the Optionee will make cash payments and cumulative work expenditures to the Optionor, as follows:

(a)

upon approval by the TSX Venture Exchange (the “TSX”) of the Project acquisition by Luna (the “Approval Date”) a payment of $5,000 and a minimum work expenditure of $25,000 for the first year;

(b)

one year following the Approval Date a payment in the amount of $10,000 and a minimum work expenditure of $50,000 for the second year;

(c)

two years following the Approval Date a payment in the amount of $15,000 and a minimum work expenditure of $100,000 for the third year;

(d)

three years following the Approval Date a payment in the amount of $20,000 and a minimum work commitment of $125,000 for the fourth year;

(e)

four years following the Approval Date a payment in the amount of $40,000 and a minimum work commitment of $200,000 for the fifth year;

(f)

five years following the Approval Date a payment in the amount of $80,000 and a minimum work commitment of $500,000 for the sixth year; and

(g)

six years following the Approval Date a payment in the amount of $830,000 (the “Final Payment”).

By the end of the sixth year, cash payments would total $1,000,000 and work completed would total $1,000,000.

2.

Upon the Optionee making the Final Payment to the Optionor, the Optionee will own 100% of the Project, subject only to the Royalty, and the Optionee will have the right to buy down the Royalty to a 1% NSR by paying the Optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

3.

If the Optionor is instrumental in generating a joint venture on the Project with a third party, a one time “bonus” payment of $10,000 would be paid by Luna, by or on behalf of Luna, to the Optionor, upon the execution of a definitive JV agreement with such third party.

4.

Neither party may assign its rights and obligations hereunder without the prior consent of the other party, provided however, the parties agree that Luna may assign its interest in this Agreement to a wholly owned subsidiary which subsidiary may hold the claims comprising the Trout Creek property on behalf of Luna.

5.

Upon execution of this Letter Agreement in respect to the Project the Optionor will forthwith deliver to the Optionee copies or originals of all reports, data and information which the Optionor has access to on the Project.

6.

All references to currency and cash payments herein are in US dollars, unless otherwise stated.

7.

This is an option only, and nothing herein obligates the Optionee to maintain the Option in good standing or to make any payments hereunder to the Optionor, and the Optionee may terminate the Option at anytime without further obligation to the Optionor, provided however that if the Optionee terminates the Option after July 1 in any given year, then the Optionee will pay to the Optionor that amount which is equal to the BLM assessment fees owing in respect to the claims comprising the Project for that year in which the Option is terminated.

8.

The Optionor represents and warrants to the Optionee that, to the Optionor’s knowledge, the claims comprising the Project are in good standing and are free and clear of all liens, charges and encumbrances and that the Optionor has full power and authority to grant the Option.

9.

Both parties agree that any new claims staked by either party within one mile of the perimeter of the existing claims shall form part of this Letter Agreement.

10.

During the term of the option, Luna shall maintain all claims in good standing, and follow all federal or state law pertinent to the exploration and or development of the Project.

11.

Luna further agrees that it will carry out all necessary reclamation work or environmental mitigation caused by the activities of Luna on the project, such clause which will survive termination.

12.

The parties agree that they will execute all documents and do all acts and things as may be necessary or desirable within their respective powers to carry out and give full effect to the true intent and purpose of this Letter Agreement.

13.

This Letter Agreement will be governed and construed in accordance with the laws of Nevada.

14.

Any notice, direction or other instrument given under this Letter Agreement will be in writing and given by delivery of same or by mailing the same by prepaid registered or certified mail or by sending the same by fax or other similar form of communication and in each case addressed to the intended recipient at the following address:

Optionee:

Luna Gold Corp

Suite 920, 475 West Georgia Street

Vancouver, B.C.  V6B 4M9

Phone:  (604) 687-9931

Fax:  (604) 688-0094

Attention:  Tim Searcy, President

Optionor:

Timothy J. Percival

Darryl Killian

3645 Black Forest Lane

Sparks, Nevada  89434

Phone:  (775) 626-8185

Fax:  (775) 626-2230

Attention:  Tim Percival

15.

This Letter Agreement may be executed in one or more counterparts and by fax, each of which will be deemed to be an original and all of which taken together will constitute one and the same instrument.

We confirm that the purpose of this Letter Agreement is to create legally binding obligations between us, and this Letter Agreement will govern the relationship between us until such time as we have prepared and incorporated these terms and conditions in the Formal Agreement as contemplated herein.

If the above terms and conditions are acceptable to you please indicate your agreement by executing this Letter Agreement in the space provided below and returning one duly executed copy to us for our records.

Luna Gold Corp.

“Tim Searcy”

Tim Searcy, President

AGREED and ACCEPTED this _____ day of January, 2006

BY:

“Tim Percival”______________________

Tim Percival

“Darryl Killian”______________________

Darryl Killian